Exhibit 99.1

MESSAGE TO SHAREHOLDERS

Nymox is pleased to present its audited financial statements for its fiscal year ended December 31, 2010.

On December 16, 2010, Nymox signed a licensing agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The licensing agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. Recordati made an upfront payment to Nymox of € 10 million (approximately $13 million) and will make regulatory approval and sales milestones payments; and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved. Recordati, established in 1926, is a European pharmaceutical group, listed on the Italian Stock Exchange (Reuters RECI.MI, Bloomberg REC IM, ISIN IT 0003828271), with a total staff of over 2,800, dedicated to the research, development, manufacturing and marketing of pharmaceuticals. It has headquarters in Milan, Italy, operations in the main European countries, and a growing presence in the new markets of Central and Eastern Europe. A European field force of around 1,400 medical representatives promotes a wide range of innovative pharmaceuticals, both proprietary and under license, in a number of therapeutic areas including a specialized business dedicated to treatments for rare diseases.

The Board and Management of Nymox consider Recordati to be an ideal partner in Europe for this potential major advance in the treatment of BPH. Recordati has a long history in Europe of clinical, regulatory and commercial expertise and has provided a strong commitment to the development and marketing of NX-1207.

In other developments, on January 7, Nymox announced the publication of a new peer-reviewed paper in Expert Opinion on Investigational Drugs featuring NX-1207. The paper, “NX-1207: a novel investigational drug for the treatment of benign prostatic hyperplasia” is written by Neal Shore MD FACS, Medical Director of the Carolina Urologic Research Center, Myrtle Beach, SC. Dr. Shore is a well known expert in urology and has participated as a clinical investigator in five of the NX-1207 clinical trials as well as seven follow-up studies of the drug.

In Expert Opinion, the author writes “Regarding existing oral drug therapies, the use of NX-1207 would obviate daily and lifelong compliance issues as well as the ongoing concerns of polypharmacy facing the elderly and the attendant risk for drug–drug interactions. In comparison to office-based MIST (minimally invasive surgical therapy) options, the transrectal injection approach afforded by NX-1207, both anesthetic/analgesic free as well as catheter free, will be quite compelling to most patients. If the ongoing Phase III trials can duplicate the success seen in earlier trials, for both efficacy and safety, then the administration of NX-1207 should be expected to significantly impact the current pattern of treatment options employed by urologists for their patients with BPH".

On February 9, Nymox provided an update on the Company’s Phase 3 program for NX-1207. The Company reported that the first Safety Monitoring Committee meeting for the Phase 3 U.S. pivotal trials of NX-1207 indicated an acceptable ongoing safety evaluation of the trials to date.

NX-1207 has been shown to improve the signs and symptoms of benign prostatic hyperplasia (BPH), producing improvements which reached statistical significance compared to double-blinded placebo and study controls. A single administration of NX-1207 2.5 mg has produced on average improvements in the standardized BPH symptom score (8-10 points) that were superior to those reported for currently approved BPH drugs (3-5 points). NX-1207 involves a new targeted approach to the treatment of BPH. The drug is administered by a urologist in an office setting directly into the zone of the prostate where the enlargement occurs. The injection takes only a few minutes and involves little or no pain or discomfort. NX-1207 has not been found to have the sexual, blood pressure, or other side effects of the approved drugs.

Follow-up studies have shown clinical efficacy effects in men lasting up to 5 years after a single treatment. At one year after a single treatment, the median improvement in BPH Symptom Score was 9.0 points in the AUA Symptom Score (p<.003).

On May 4, Nymox announced new 2010 positive results from a long term outcome study of NX-1207 for BPH. The study evaluated symptomatic progress of U.S. patients involved in the Company’s NX02-0012 and NX02-0013 Phase 1-2 studies of NX-1207 initially undertaken in 2003. Patients treated with NX-1207 were followed-up on an unselected and as available basis and assessed for symptomatic improvement, treatment outcomes, and durability of efficacy 6 ½ years after a single treatment with NX-1207. As an inclusion criterion, all subjects enrolled in these studies were previous failures on conventional approved drug treatments. Data was available for 69% of the patients from the initial studies. Overall, 55% of the men in the new outcome study treated with NX-1207 reported no subsequent surgical treatment and no current drug treatment for their BPH and had a mean improvement of 14.3 points in AUA Symptom Score. In addition, 36% of the patients reported no other approved treatments at any time for their BPH since their original treatment with NX-1207, with a mean improvement of 14.5 points. This sustained improvement in BPH symptom score after NX-1207 treatment compares favorably to the 3 to 5 points reported in published studies of currently approved BPH drugs, which, unlike NX-1207 treatment, require permanent daily administration to be effective. Currently approved drugs also have undesirable side effects such as loss of libido, impotence, retrograde ejaculation, dizziness, and other problems.

On May 11, Nymox provided an update on the Company’s Phase 3 program for NX-1207. The Safety Monitoring Committee meeting of April 30, 2010 for the Phase 3 U.S. pivotal trials of NX-1207 indicated no significant safety concerns for the trials to date.

On May 25, Nymox reported positive new results from the 30-36 month follow-up study of patients treated with NX-1207 in Study NX02-0016. The initial study, completed in the U.S. in 2007, reached statistical significance in Intent-to-Treat Primary Efficacy outcomes at 90 days and 6 months post-treatment with NX-1207 2.5 mg. The new study assessed American Urological Association BPH Symptom Index scores in blinded subjects without additional NX-1207 treatment after 30-36 months. There were no significant drug safety problems reported by any subjects in the study initially as well as in the 3 year follow-up. Patients in the new study were followed and have remained blinded subsequent to their participation in Nymox’s U.S. Study NX02-0016. The initial study was undertaken in 2007 at 32 U.S. sites and enrolled 85 subjects. The new study includes results from all currently available patients. The new study found that over 50% of patients who received NX-1207 2.5 mg had required no further medical or surgical treatments for their BPH in the long-term follow-up period. These patients had a mean improvement at 30-36 months of 11.8 points in their symptom scores. In the control group only one subject had not required any additional BPH treatments. The NX-1207 2.5 mg cohort’s level of improvement reached statistical significance (p<.001). Additional data from this new long-term study will be released at a later date.

On June 2, Nymox reported on the presentation of new positive data at a high-level symposium and panel discussion held at the Annual Meeting of the American Urological Association in San Francisco. The well-attended symposium highlighted the ongoing clinical development program for NX-1207 for the treatment of benign prostatic hyperplasia (BPH) and featured expert panel discussions on the new therapy. The symposium, "Progress with NX-1207: Phase 3 Pro-Apoptotic Injectable for BPH," was chaired by Neal Shore, MD, FACS of Myrtle Beach, SC. Panel members included Barrett Cowan, MD, FACS of Denver, CO, Barton Wachs, MD, FACS of Long Beach, CA, and Christopher Threatt, MD of Atherton, CA.

A new research report was presented at the NX-1207 symposium, authored by Dr. Barrett Cowan, Dr. Kevin Cline of Shreveport, LA, Dr. Sheldon Freedman of Las Vegas, NV, Dr. Pat Hezmall of Arlington, TX, Dr. Barton Wachs, Dr. Chris Threatt, and Dr. Neal Shore. The new data concerned outcome analyses of single-injection NX-1207 in 51 patients. Subjects in the NX-1207 2.5 mg cohort had mean improvements in their BPH symptoms that reached statistical significance (p < .0001). According to the report "NX-1207 is an office-based procedure involving only a few minutes to administer associated with minimal discomfort and no catheter requirement", and "results indicate statistically significant symptomatic improvement and a very acceptable safety profile".

According to Dr. Shore, "If approved, NX-1207 will certainly change the landscape of how we treat BPH symptoms and would set the standard for office-based therapy for BPH.” Dr. Shore is a well known U.S. clinical investigator and expert in prostate diseases.

Dr. Wachs said, "NX-1207 appears to be a quicker and more effective option than current treatments and adds a different dimension to the treatment of BPH. This is a drug for urologists." Dr. Wachs is a highly respected urologist who is the recipient of numerous awards, including the Physician Recognition Award presented by the American Medical Association.

Dr. Cowan added “Durability is a key factor and a single injection of NX-1207 has been shown to have durable benefits.” Dr. Cowan is a well known clinical investigator and an Adjunct Faculty member at the University of Colorado Health Sciences.

According to Dr. Threatt, "This agent will be a game changer in the field of men’s health." Dr. Threatt is the Medical Director of Peninsula Urology and has received multiple awards for his professional activities as a urologist.

On June 22, Nymox reported positive new results from the 48-60 month follow-up study of patients treated with NX-1207 in Study NX02-0014. The initial study, completed in the U.S. in 2006, reached statistical significance in Intent-to-Treat Primary Efficacy outcomes at 90 days post-treatment with NX-1207 2.5 mg. The new study assessed American Urological Association BPH Symptom Index scores in blinded subjects without additional NX-1207 treatment after 48-60 months. There were no significant drug safety problems reported by any subjects in the study initially as well as in the 5 year follow-up. Patients in the new study were followed and have remained blinded subsequent to their participation in Nymox’s U.S. Study NX02-0014. The initial study was undertaken in 2005-2006 at 43 U.S. sites and enrolled 175 subjects. The new study includes results from all currently available patients. The new study found that over 37% of patients who received NX-1207 2.5 mg had required no surgical treatments and were on no medications for their BPH. These patients had a mean improvement at 48-60 months of 10.1 points in their symptom scores. In the control group only 2 subjects had not required any additional BPH treatments. The NX-1207 2.5 mg cohort’s level of improvement from baseline reached statistical significance (p<.001). Additional data from this new long-term study will be released at a later date.

On July 7, Nymox reported positive new results from pooled analysis of completed clinical trials of NX-1207, the Company’s investigational drug for BPH. The trial data shows that patients receiving NX-1207 recorded significant quantitative improvement in the important symptom of urgent need to urinate. Compared to baseline, symptoms of urgency to urinate were reduced by 52% at 90 days after a single treatment with NX-1207, and this improvement was statistically significant compared to double-blinded placebo control patients (p<.003). The urgent need to urinate is considered by experts to be one of the symptoms of BPH that may cause the greatest degree of bother in men with the condition (see for example the recent article published in Urol. Int. 2010:84(4):424-9, which concluded that urgency was much more deeply implicated in discomfort than frequency of nocturia, Robert G, Descazeaud A, Azzouzi R, Saussine C, Haillot O, Dumonceau O, Ballereau C, Fourmarier M, Devonec M, Lukacs B, Delongchamps NB, Desgrandchamps F, de la Taille A. Impact of lower urinary tract symptoms on discomfort in men aged between 50 and 80 years.). Without treatment, this irritative symptom can progress to other serious problems.

On July 28, Nymox provided an update on the Company’s Phase 3 program for NX-1207. The Safety Monitoring Committee meeting of July 22, 2010 for the Phase 3 U.S. pivotal trials of NX-1207 was favorable and indicated no significant safety concerns for the trials to date.

On October 27, Nymox provided an update on the Company’s Phase 3 pivotal trials for NX-1207. The Safety Monitoring Committee meeting of October 25, 2010 was favorable and indicated no significant safety concerns for the two pivotal U.S. trials to date.

Nymox wishes to thank our over 4,000 shareholders for your support. The Nymox team is highly enthusiastic about our exciting pipeline of projects. We are working very diligently for your Company.

/s/ Paul Averback MD
Paul Averback MD
President

March 15, 2011

CORPORATE INFORMATION

Directors & Corporate Officers

Paul Averback MD, DABP	- CEO, President and Chairman
Roy M. Wolvin	- CFO
Jack Gemmell LLB	- General Counsel and Director
Brian Doyle BSc, MBA	- Senior Manager, Global Sales and Marketing
Randall Lanham Esq	- Director
Paul McDonald	- Director
Roger Guy MD	- Director
Prof. David Morse PhD	- Director

Auditors	KPMG LLP

Legal Counsel	Pillsbury Winthrop Shaw Pittman LLP
Osler, Hoskin & Harcourt LLP

Transfer Agent	Computershare Investor Services

Bankers	CIBC / Bank of America

Stock Exchange Listings	The NASDAQ Stock Market

Stock Trading Symbol	NASDAQ : NYMX

Operating Facilities	777 Terrace Avenue
Hasbrouck Heights, NJ, USA, 07604

9900 Cavendish Blvd.
St.-Laurent, PQ, Canada H4M 2V2

Website	www.nymox.com

E-mail	info@nymox.com

TABLE OF CONTENTS

Message to Shareholders	1
Corporate Information	4
Management's Discussion and Analysis	5
Management’s Report	14
Report of Independent Registered Public Accounting Firm	16
Report of Independent Registered Public Accounting Firm	17
Consolidated Balance Sheets	20
Consolidated Statements of Operations	21
Consolidated Statements of Shareholder’s Equity	22
Consolidated Statements of Cash Flows	23
Notes to Consolidated Financial Statements	24

MANAGEMENT'S DISCUSSION AND ANALYSIS
(in US dollars)

This Management’s discussion and analysis (“MD&A”) comments on the Corporation’s operations, performance and financial condition as at and for the years ended December 31, 2010, 2009 and 2008. This MD&A should be read together with the audited Consolidated Financial Statements and the related notes. This MD&A is dated March 15, 2011. All amounts in this report are in U.S. dollars, unless otherwise noted.

All financial information contained in this MD&A and in the Consolidated Financial Statements has been prepared in accordance with Canadian generally accepted accounting principles (GAAP). The audited Consolidated Financial Statements and this MD&A were reviewed by the Corporation’s Audit and Finance Committee and were approved by our Board of Directors.

Additional information about the Corporation can be obtained on EDGAR at www.sec.gov or on SEDAR at www.sedar.com.

Overview

Corporate Profile

Nymox Pharmaceutical Corporation is a biopharmaceutical company with a significant R&D pipeline in development. Nymox is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 trials in the U.S. In December 2010, the Corporation signed a license and collaboration agreement with Recordati, a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The licensing and collaboration agreement covers the use of NX-1207 for the treatment of BPH as the initial indication for development and commercialization. NX-1207 showed positive results for the treatment of BPH in Phase 1 and 2 clinical trials in the U.S. The Corporation successfully completed a 43 site prospective randomized double-blinded placebo controlled Phase 2 U.S. clinical trial of NX-1207 in 2006, which showed statistically significant efficacy and a good safety profile. In February 2008, the Corporation reported positive results in a 32 site U.S. Phase 2 prospective randomized blinded clinical trial, with statistically significant improvement compared to an approved BPH drug (finasteride). Nymox reported positive results in twelve follow-up studies of available subjects from the completed Phase 1 and 2 clinical trials. In February 2009, the Corporation reported concluding a positive and productive End of Phase 2 (EOP2) meeting with the FDA concerning the Phase 3 program for NX-1207. In June 2009, the Corporation began conducting the first of two pivotal double blind placebo controlled Phase 3 trials for NX-1207 that incorporate the specific protocol design recommendations provided to the Corporation by the FDA. The two pivotal Phase 3 studies for NX-1207 are being conducted at well known investigational sites across the U.S. with planned enrollment of 1,000 patients. The Corporation is also developing new treatments for bacterial infections in humans and for the treatment of E. coli O157:H7 contamination in food products. Nymox has candidates which are under development as drug treatments aimed at the causes of Alzheimer’s disease, and has several other drug candidates in development. Nymox has U.S. and global patent rights for the use of statin drugs for the treatment and prevention of Alzheimer’s disease. Nymox developed the AlzheimAlert™ test, which is certified with a CE Mark in Europe. AlzheimAlert™ is an accurate, non-invasive aid in the diagnosis of Alzheimer’s disease. Nymox developed and markets NicAlert™ and TobacAlert™; which are tests that use urine or saliva to detect use of and exposure to tobacco products. NicAlert™ has received clearance from the U.S. Food and Drug Administration (FDA) and is also certified with a CE Mark in Europe. TobacAlert™ is the first test of its kind to accurately measure second and third hand smoke exposure in individuals.

Risk Factors

The business activities of the Corporation since inception have been devoted principally to research and development. Accordingly, the Corporation has had limited revenues from sales and has not been profitable to date. We refer to the Risk Factors section of our Form 20-F filed on EDGAR and of our Annual Information Form filed on SEDAR for a discussion of the management and investment issues that affect the Corporation and our industry. The risk factors that could have an impact on the Corporation’s financial results are summarized as follows:

  Our Clinical Trials for our Therapeutic Products in Development, such as NX-1207, May Not be Successful and We May Not Receive the Required Regulatory Approvals Necessary to Commercialize These Products

  Our Clinical Trials for our Therapeutic Products, such as NX-1207, May be Delayed, Making it Impossible to Achieve Anticipated Development or Commercialization Timelines

  A Setback in Any of our Clinical Trials Would Likely Cause a Drop in the Price of our Shares

  We May Not be Able to Make Adequate Arrangements with Third Parties for the Commercialization of our Product Candidates, such as NX-1207

  We May Not Achieve our Projected Development Goals in the Time Frames We Announce and Expect

  Even If We Obtain Regulatory Approvals for our Product Candidates, We Will be Subject to Stringent Ongoing Government Regulation

  It is Uncertain When, if Ever, We Will Make a Profit

  We May Not Be Able to Raise Enough Capital to Develop and Market Our Products

  We Face Challenges in Developing, Manufacturing and Improving Our Products

  Our Products and Services May Not Receive Necessary Regulatory Approvals

  We Face Significant and Growing Competition

  We May Not Be Able to Successfully Market Our Products

  Protecting Our Patents and Proprietary Information is Costly and Difficult

  We Face Changing Market Conditions

  Health Care Plans May Not Cover or Adequately Pay for our Products and Services

  We Are Subject to Continuing Potential Product Liability Risks, Which Could Cost Us Material Amounts of Money

  We Face Potential Losses Due to Foreign Currency Exchange Risks

Critical Accounting Policies

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles and include a reconciliation to accounting principles generally accepted in the United States (see Canadian/US reporting differences in the Notes to the Consolidated Financial Statements). The Corporation’s functional and reporting currency is the United States dollar. Our accounting policies are described in the notes to our annual audited consolidated financial statements. We consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the matters that could impact our results of operations, financial condition and cash flows. Revenue Recognition The Corporation has generally derived its revenue from product sales, collaboration agreements and interest. Revenue from product sales is recognized when the product has been delivered or obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period.

Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectibility is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectibility is reasonably assured.

Valuation of Long-lived Assets

Property and equipment are stated at cost and are amortized on a straight-line basis over the estimated useful lives. The Corporation reviews the unamortized balance of property and equipment, and recognizes any impairment in carrying value when it is identified. Factors we consider important, which could trigger an impairment review include:

  Significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

  Significant negative industry or economic trends.

Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value (net recoverable value). If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount exceeds its fair value. Management’s judgment regarding the existence of impairment indicators is based on legal factors, market conditions and operating performances. Future events could cause management to conclude that impairment indicators exist and that the carrying values of the Corporation’s property and equipment are impaired.

Stock-based Compensation

Stock-based compensation is recorded using the fair value based method for stock options issued to employees and non-employees. Under this method, compensation cost related to employee awards is measured at fair value at the date of grant, net of forfeitures, and is expensed over the award’s vesting period. The Corporation uses the Black-Scholes options pricing model to calculate stock option values, which requires certain assumptions, including the future stock price volatility and expected time to exercise. Changes to any of these assumptions, or the use of a different option pricing model, could produce different fair values for stock-based compensation, which could have a material impact on the Corporation’s earnings. The Corporation has no unvested non-employee awards.

Valuation of Future Income Tax Assets

Management judgment is required in determining the valuation allowance recorded against future tax assets. We have recorded a full valuation allowance as of December 31, 2010, due to uncertainties related to our ability to utilize all of our future tax assets, primarily consisting of net operating losses carried forward and other unclaimed deductions, before they expire. In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income and tax planning strategies. The generation of future taxable income is dependent on the successful commercialization of the Corporation’s products and technologies.

Results of Operations

Selected Annual Information	2010	2009	2008
Total revenues	$692,641	$415,980	$428,409
Net loss (i)	$(6,956,033)	$(5,130,074)	$(4,637,103)
Loss per share (basic & diluted) (i)	$(0.22)	$(0.17)	$(0.16)
Total assets (i)	$13,502,222	$1,090,431	$749,879

Quarterly Results	Q1 – 2010	Q2 – 2010	Q3 – 2010	Q4 - 2010
Total revenues	$247,443	$104,550	$26,950	$313,698
Net loss (i)	$(1,269,550)	$(1,745,798)	$(1,760,474)	$(2,180,211)
Loss per share (basic & diluted) (i)	$(0.04)	$(0.05)	$(0.05)	$(0.07)
	Q1 - 2009	Q2 - 2009	Q3 - 2009	Q4 - 2009
Total revenues	$96,226	$80,341	$71,904	$167,509
Net loss (i)	$(1,004,259)	$(1,220,152)	$(1,362,840)	$(1,542,823)
Loss per share (basic & diluted) (i)	$(0.03)	$(0.04)	$(0.04)	$(0.05)

(i) Net loss, loss per share (basic & diluted) and the total assets reflect the impact of the change in accounting policy as described in Note 3 (a) to the audited consolidated financial statements.

Results of Operations – 2010 compared to 2009

Net losses were $2,180,211, or $0.07 per share, for the quarter and $6,956,033, or $0.22 per share, for the year ended December 31, 2010, compared to $1,542,823 or $0.05 per share, for the quarter and $5,130,074 or $0.17 per share for the year ended December 31, 2009. Net losses include stock compensation charges of $898,585 for the year ended December 31, 2010 and $1,085,164 for the same period in 2009. The increase in net losses is attributable to higher clinical trial expenditures compared to 2009. The weighted average number of common shares outstanding for the year ended December 31, 2010 was 31,940,584 compared to 30,717,822 for the same period in 2009.

Revenues

Revenues from sales amounted to $204,076 for the quarter and $582,383 for the year ended December 31, 2010, compared with $167,509 for the quarter and $415,980 for the year ended December 31, 2009. Sales to new clients explain the increase in sales for the quarter and the year ended December 31, 2010 compared to the same period in 2009. The development of therapeutic candidates and moving therapeutic product candidates through clinical trials is a priority for the Corporation at this time. The growth of sales will become more of a priority once these candidates have reached the marketing stage. The Corporation expects that revenues will increase if and when product candidates pass clinical trials and are launched on the market.

For the year ended December 31, 2010, an amount of $109,067 was recognized as revenue related to the upfront payment received from Recordati in December 2010. At December 31, 2010, the deferred revenue related to this transaction recorded on the balance sheet amounted to $12,978,933.

Research and Development

Research and development expenditures were $1,330,216 for the quarter and $4,787,820 for the year ended December 31, 2010, compared with $1,172,863 for the quarter and $3,183,134 for the year ended December 31, 2009. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The increase in expenses is attributable to higher expenditures on the clinical trial for NX-1207 compared to 2009. Expenditures in 2010 were increased principally on payroll by approximately $317,000 and clinical site and laboratory services by approximately $1,390,000 compared to the same period in 2009 with corresponding increases for the quarter. Research tax credits amounted to $236,101 compared to $139,915 in 2009 as a result of additional expenditures claimed for refundable tax credits in 2010 compared to 2009. The Corporation expects that research and development expenditures will decrease as product candidates finish development and clinical trials. However, because of the early stage of development of the Corporation’s R&D projects, it is impossible to outline the nature, timing or estimated costs of the efforts necessary to complete these projects, nor the anticipated completion dates for these projects. The facts and circumstances indicating the uncertainties that preclude us from making a reasonable estimate of the costs and timing necessary to complete projects include the risks inherent in any field trials, the uncertainty as to the nature and extent of regulatory requirements both for safety and efficacy, and the ability to manufacture the products in accordance with current good manufacturing requirements (cGMP) and in sufficient quantities both for large scale trials and for commercial use. A drug candidate that shows efficacy can take a long period (7 years or more) to achieve regulatory approval. There is also uncertainty whether we will be able to successfully adapt our patented technologies or whether any new products we develop will pass proof-of-principle testing both in the laboratory and in clinical trials, and whether we will be able to manufacture such products at a commercially competitive price. In addition, given the very high costs of development of therapeutic products, we anticipate having to partner with larger pharmaceutical companies to bring therapeutic products to market. The terms of such partnership arrangements along with our related financial obligations cannot be determined at this time and the timing of completion of the approval of such products will likely not be within our sole control.

Marketing Expenses

Marketing expenditures amounted to $41,631 for the quarter and $147,609 for the year ended December 31, 2010, compared with $37,326 for the quarter and $138,396 for the year ended December 31, 2009. The increase for the quarter and the year is due to an increase in costs of communications in 2010 compared to 2009. The Corporation expects that marketing expenditures will increase if and when new products are launched on the market.

General and Administrative Expenses

General and administrative expenses amounted to $915,814 for the quarter and $1,716,515 for the year ended December 31, 2010, compared with $182,024 for the quarter and $799,784 for the year ended December 31, 2009. The increase for the year is due to higher expenditures on shareholder relations by approximately $80,000, travel by approximately $40,000, other professional fees by approximately $97,000 and by $705,000 in professional fees incurred related to entering into the license agreement compared to 2009 with corresponding increases for the quarter. The Corporation expects that general and administrative expenditures will increase as new product development leads to expanded operations.

Stock-based Compensation

The Corporation accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In 2010, stock-based compensation costs of $780,880 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years as well as costs of $117,705 relating to the issuance of new options to an employee and to the directors of the Corporation. In 2009, stock-based compensation costs of $815,280 were recorded relating to the 2006 option grant mentioned above as well as costs of $269,884 relating to the issuance of new options to employees and directors of the Corporation.

Foreign Exchange

The Corporation incurs expenses in the local currency of the countries in which it operates, which include the United States and Canada. Approximately 78% of 2010 expenses (76% in 2009) were in U.S. dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2010 or 2009.

Inflation

The Corporation does not believe that inflation has had a significant impact on its results of operations. Results of Operations – 2009 compared to 2008

Net losses were $1,542,823, or $0.05 per share, for the quarter and $5,130,074, or $0.17 per share, for the year ended December 31, 2009, compared to $922,915 or $0.03 per share, for the quarter and $4,637,103 or $0.16 per share for the year ended December 31, 2008. The increase of the net loss for the quarter and for the year ended December 31, 2009 is mainly attributable to expenses relating to the launch of the Phase 3 clinical trial. The weighted average number of common shares outstanding for the year ended December 31, 2009 was 30,717,822 compared to 29,749,000 for the same period in 2008.

Revenues

Revenues from sales amounted to $167,509 for the quarter and $415,980 for the year ended December 31, 2009, compared with $119,826 for the quarter and $426,675 for the year ended December 31, 2008. The increase for the quarter ended December 31, 2009 is due to an increase in the number of customers for NicAlert/TobacAlert in the US compared to the same period in 2008. The decrease for the year ended December 31, 2009 is due to a decrease in the sales of NicAlert/TobacAlert attributable to the economic slowdown during that period.

Research and Development

Research and development expenditures were $1,172,863 for the quarter and $3,183,134 for the year ended December 31, 2009, compared with $449,458 for the quarter and $2,500,154 for the year ended December 31, 2008. Research and development expenditures include costs incurred in advancing Nymox’s BPH product candidate NX-1207 through clinical trials, as well as costs related to its R&D pipeline in development. The increase in expenditures for the quarter and for the year compared to the same period last year is attributable to the increase in expenditures relating to the Phase 3 clinical trial. In 2009, research tax credits amounted to $139,915 compared to $111,243 in 2008 as a result of additional expenditures claimed for refundable tax credits in 2009 compared to 2008.

Marketing Expenses

Marketing expenditures amounted to $37,326 for the quarter and $138,396 for the year ended December 31, 2009, compared with $44,530 for the quarter and $187,868 for the year ended December 31, 2008. The decrease for the quarter and the year is primarily due to reduced expenditures year-to-date on publicity by approximately $22,000, and promotional activities by approximately $27,000 during 2009 with proportional reductions for the quarter.

General and Administrative Expenses

General and administrative expenses amounted to $182,024 for the quarter and $799,784 for the year ended December 31, 2009, compared with $267,311 for the quarter and $1,064,903 for the year ended December 31, 2008. The decrease for the quarter and for the year compared to 2008 is due primarily to reduced expenditures on shareholder relations and related activities by approximately $175,000, travel by approximately $30,000, salaries and professional fees by approximately $38,000 and insurance premiums by approximately $14,000 during 2009 with proportional reductions for the quarter.

Stock-based Compensation

The Corporation accounts for stock option grants using the fair value method, with compensation cost measured at the date of grant and amortized over the vesting period. In 2009, stock-based compensation costs of $815,280 were recorded for the 3,565,500 options granted in 2006 which vest quarterly over six years, as well as costs of $269,884 relating to the issuance of new options to employees and directors of the Corporation. In 2008, stock-based compensation was $817,000 relating to the 2006 option grant mentioned above. An additional $108,220 was recorded in 2008 for options granted to the Corporation’s directors, and a consultant, and which were fully vested at the date of grant.

Contractual Obligations

Nymox has no financial obligations of significance other than long-term lease commitments and other operating leases as follows:

Contractual Obligations	Total	Current	2-4 years
Rent	$730,335	$354,218	$376,117
Operating Leases	$32,346	$10,853	$21,493
Total Contractual Obligations	$762,681	$365,071	$397,610

The Corporation has no binding commitments for the purchase of property, equipment or intellectual property. The Corporation has no commitments that are not reflected in the balance sheet except for operating leases.

Transactions with Related Parties

The Corporation had no transactions with related parties in 2010 or 2009.

Financial Position

Liquidity and Capital Resources

As of December 31, 2010, cash totalled $13,174,999 and receivables including tax credits totaled $277,649. In December 2010, the Corporation received an upfront payment of €10 million (US$13.1 million) pursuant to a license and collaboration agreement with Recordati for the development and commercialization of NX-1207 in Europe and other countries. In November 2009, the Corporation signed a common stock private purchase agreement, whereby Lorros-Greyse Investments Limited (the “Purchaser”) is committed to purchase up to $15 million of the Corporation’s common shares over a twenty-four month period. The agreement became effective December 10, 2009. As at December 31, 2010, eighteen drawings were made under this purchase agreement, for total proceeds of $4,700,000. On January 22, 2010, 117,925 common shares were issued at a price of $4.24 per share. On March 1, 2010, 298,913 common shares were issued at a price of $3.68 per share. On May 4, 2010, 91,743 common shares were issued at a price of $3.27 per share. On June 3, 2010, 34,965 common shares were issued at a price of $4.29 per share. On June 14, 2010, 47,059 common shares were issued at a price of $4.25 per share. On June 28, 2010, 64,935 common shares were issued at a price of $3.85 per share. On July 23, 2010, 34,247 common shares were issued at a price of $2.92 per share. On August 4, 2010, 24,450 common shares were issued at a price of $4.09 per share. On August 13, 2010, 46,729 common shares were issued at a price of $4.28 per share. On August 27, 2010, 25,445 common shares were issued at a price of $3.93 per share. On September 2, 2010, 54,201 common shares were issued at a price of $3.69 per share. On September 13, 2010, 41,436 common shares were issued at a price of $3.62 per share. On September 23, 2010, 35,112 common shares were issued at a price of $3.56 per share. On September 29, 2010, 124,269 common shares were issued at a price of $3.42 per share. On October 26, 2010, 49,261 common shares were issued at a price of $4.06 per share. On November 4, 2010, 50,251 common shares were issued at a price of $3.98 per share. On November 15, 2010, 49,751 common shares were issued at a price of $4.02 per share. On November 24, 2010, 50,125 common shares were issued at a price of $3.99 per share.

The Corporation negotiated a new agreement with the Purchaser on November 1, 2010, which became effective November 25, 2010, under the same terms and conditions of the previous agreement. The Corporation can draw down $15,000,000 over 24 months under the new agreement. As at December 31, 2010, one drawing was made under this purchase agreement, for total proceeds of $200,000. On December 9, 2010, 49,261 common shares were issued at a price of $4.06 per share. At December 31, 2010, the Corporation can draw down $14,800,000 over the remaining 22 months under the agreement. The Corporation intends to access financing under this agreement when appropriate to fund its research and development. The Corporation believes that cash balances, funds from operations as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The Corporation must comply with general covenants in order to draw on its facility including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The Corporation relies almost exclusively on this financing to fund its operations. In order to achieve the Corporation’s business plan and realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities.

In October 2010, the Corporation was informed that it had been awarded a grant of $244,479 from the U.S Government under the Qualifying Therapeutic Discovery Project for its ongoing Phase III clinical trial program for NX-1207 for the treatment of benign prostatic hyperplasia (BPH). The Corporation anticipates receiving the grant sometime in 2011. The Corporation will record this amount in its consolidated financial statements when it is received.

Capital Disclosures

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity and most recently during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with the Purchaser that has been replaced annually by a new agreement with the same investor. The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The financial crisis in the United States and the global economic environment have had a negative impact on the availability of liquidity in the market. Since 2003 through to December 2010, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation is not aware of any information that would lead it to believe that the Purchaser will not be able to meet its commitments under the current agreement. The Corporation believes that cash balances, funds from operations, as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, research tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt. The Corporation is not subject to any capital requirements imposed by external parties.

Outstanding Share Data

As at March 15, 2011, there were 32,588,856 common shares of Nymox issued and outstanding. In addition, 5,328,000 share options are outstanding, of which 4,618,625 are currently vested. There are no warrants outstanding.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed is accumulated and communicated to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. The Corporation’s Chief Executive Officer and its Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures. They are assisted in this responsibility by the Corporation’s disclosure committee, which is composed of members of senior management. Based on an evaluation of the Corporation’s disclosure controls and procedures, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures were effective as of December 31, 2010.

Internal Control over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2010, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of December 31, 2010.

Internal control over financial reporting has inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting also can be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

KPMG LLP, an independent registered public accounting firm, which audited and reported on our financial statements in this Annual Report, has issued an unqualified audit report on the effectiveness of our internal control over financial reporting as of December 31, 2010.

Changes in Internal Controls Over Financial Reporting

There have been no changes during fiscal 2010 in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Future Accounting Policies

International Financial Reporting Standards

In February 2008, Canada’s Accounting Standards Board (AcSB) confirmed that Canadian generally accepted accounting principles, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board (IASB). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently finalizing its assessment of the future impact of these new standards on its consolidated financial statements and progressing towards implementation.

As at December 31, 2010, Management has almost completed the process of change-over to IFRS as follows: (1) the significant accounting policy choices have been assessed, (2) expert outside consultants have been engaged and the training program is in progress, (3) the scoping study has been prepared, (4) the review of GAAP related covenants and contracts has been completed, and (5) the accounting policy review and IFRS implementation plan process is underway.

Potential Impact of the Conversion

The need for the US GAAP reconciliation will no longer be required upon IFRS conversion.

The detailed comparison of IFRS with Canadian GAAP has helped identify a number of areas of differences.

International Financial Reporting Standard ("IFRS") 1, First-time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS. The Corporation completed its analyses of the various accounting policy choices available based on what Management believed to be most appropriate in the circumstances.

The Corporation has concluded that it will apply the following available elective exemptions:

  it will not retrospectively restate the accounting of past business combinations; and

  it will not retrospectively apply IFRS 2, Share-based Payment, for equity instruments granted on or before November 7, 2002, and for equity instruments granted after November 7, 2002 that have vested before the transition date to IFRS.

The remaining elective exemptions have limited or no applicability to the Corporation.

The Corporation also followed the mandatory exemptions applicable to the Corporation as described below:

Estimates – Hindsight cannot be used to create or revise estimates. Estimates previously made under Canadian GAAP cannot be revised for application of IFRS, except where necessary, to reflect any difference in accounting policies.

Therefore, most adjustments required on transition to IFRS will be made retrospectively against opening retained earnings as of the date of the first comparative balance sheet presented based on standards applicable at December 31, 2011. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Set out below are the main areas where changes in accounting policies in conversion to IFRS may impact the Corporation’s consolidated financial statements. The list and comments should not be construed as a comprehensive list of changes that will result from transition to IFRS, but rather highlights those areas of accounting differences Management currently believes to be most significant. Notwithstanding, analysis of changes is still in progress and will be completed during the first quarter of fiscal 2011.

Management has identified an IFRS / Canadian GAAP difference related to the presentation of the Corporation’s preferred shares of a subsidiary which, based on the current IFRS standards, a portion of the $800,000 related to the convertible preferred shares of a subsidiary currently reported outside of shareholders’ equity, would need to be presented as a separate component of equity for IFRS purposes, based on International Accounting Standard 27, Consolidated and Separate Financial Statements (IAS 27).

Another IFRS/Canadian GAAP difference was identified by Management, which relates to the measurement of the Corporation’s stock-based compensation expense. Based on IFRS 2, Share-based Payment, the Corporation’s stock options that vest in installments need to be accounted for as though each installment is a separate stock option grant, and therefore the fair value will be required to be measured separately for each installment and recognized over the vesting period of each installment. The Corporation will complete the calculation of this difference and record the necessary adjustment at the transition date as an increase to deficit and an increase to additional paid-in capital.

In addition, the Corporation is currently working on its preliminary annual IFRS financial statements in accordance with International Accounting Standard 1, Presentation of Financial Statements (IAS 1), and on its preliminary interim IFRS financial statements in accordance with International Accounting Standard 34, Interim Financial Reporting (IAS 34). Certain additional disclosures will be required in the notes to the financial statements and the statement of operations will be modified to reflect a presentation by nature or by function, of which the Corporation has elected for a presentation by function.

Impact on Information Systems and Technology

The transition had no impact on the Corporation’s IT system.

Impact on Internal Control over Financial Reporting and Disclosure Controls and Procedures

The Corporation’s internal control over financial reporting will not be significantly affected by the transition to IFRS. The IFRS differences will mostly require presentation changes to report more detailed information in the notes to the consolidated financial statements, and it is not expected to lead to many differences in the accounting treatments of the Corporation. The Corporation’s disclosure controls and procedures are adapted to take into consideration the changes in recognition, measurement and disclosures practices, but the impact is expected to be minimal.

General

An update regarding the progress of the Corporation’s conversion plan was provided to the Audit Committee of the Corporation prior to the release of these consolidated financial statements.

Based upon the work completed to date, the Corporation cannot reasonably determine the full impact that adopting IFRS may have on its financial position and future results.

Forward Looking Statements

Certain statements included in this MD&A may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations, and are subject to important risks, uncertainties and assumptions. This forward-looking information includes amongst others, information with respect to our objectives and the strategies to achieve these objectives, as well as information with respect to our beliefs, plans, expectations, anticipations, estimates and intentions. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “plan”, “foresee”, “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. We refer you to the Corporation’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, as well as the “Risk Factors” section of this MD&A, and of our Form 20-F and of our Annual Information Form, for a discussion of the various factors that may affect the Corporation’s future results. The results or events predicted in such forward-looking information may differ materially from actual results or events.

Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Corporation’s business. For example, they do not include the effect of business dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made. The financial impact of such transactions and non-recurring and other special items can be complex and necessarily depends on the facts particular to each of them.

We believe that the expectations represented by our forward-looking statements are reasonable, yet there can be no assurance that such expectations will prove to be correct. Furthermore, the forward-looking statements contained in this report are made as of the date of this report, and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise unless required by applicable legislation or regulation. The forward-looking statements contained in this report are expressly qualified by this cautionary statement.

MANAGEMENT’S REPORT

The accompanying consolidated financial statements have been prepared by management and were approved by the Board of Directors of the Corporation. Management is responsible for the information and representations contained in these financial statements and other sections of this Annual Report. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada. The reconciliation to U.S. GAAP is presented in Notes to the Consolidated Financial Statements. In preparing these consolidated financial statements, management selects appropriate accounting policies and uses its judgment and best estimates to report events and transactions as they occur. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. Financial data included throughout this Annual Report is prepared on a basis consistent with that of the financial statements.

To assist management in discharging these responsibilities, the Corporation maintains a system of internal controls which are designed to provide reasonable assurance that its assets are safeguarded, that transactions are executed in accordance with management’s authorization and that the financial records form a reliable base for the preparation of accurate and timely financial information.

KPMG LLP, the Corporation’s auditors, are appointed by the shareholders. Their audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, to enable them to express an opinion on the consolidated financial statements in conformity with Canadian generally accepted accounting principles. In addition, our auditors have issued an attestation report on the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2010.

The Board of Directors ensures that the management fulfills its responsibilities for financial reporting and internal control. The Board exercises this responsibility through an Audit Committee composed of three independent Directors. The Audit Committee meets periodically with management and with the external auditors, to review audit recommendations and any matters, which the auditors believe, should be brought to the attention of the Board of Directors. The Audit Committee also reviews the consolidated financial statements and recommends to the Board of Directors that the statements be approved for issuance to the shareholders.

/s/ Paul Averback MD	/s/ Roy Wolvin
Paul Averback	Roy Wolvin
Chief Executive Officer &	Chief Financial Officer &
President	Secretary-Treasurer

March 15, 2011

Consolidated Financial Statements of

NYMOX PHARMACEUTICAL
CORPORATION

Years ended December 31, 2010, 2009 and 2008

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nymox Pharmaceutical Corporation

We have audited the accompanying consolidated balance sheets of Nymox Pharmaceutical Corporation and subsidiaries as at December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Corporation and subsidiaries as of December 31, 2010 and 2009 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Corporation's internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2011 expressed an unqualified opinion on the effectiveness of the Corporation’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

March 15, 2011

*CA Auditor permit no 20408
KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

KPMG LLP	Telephone	(514) 840-2100
Chartered Accountants	Fax	(514) 840-2187
600 de Maisonneuve Blvd. West	Internet	www.kpmg.ca
Suite 1500
Tour KPMG
Montréal (Québec) H3A 03A

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Nymox Pharmaceutical Corporation

We have audited Nymox Pharmaceutical Corporation's ("the Corporation") internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Discussion and Analysis. Our responsibility is to express an opinion on the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
("KPMG International"), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

In our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Corporation and subsidiaries as at December 31, 2010 and 2009 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2010, and our report dated March 15, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Montréal, Canada

March 15, 2011

*CA Auditor permit no 20408

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Balance Sheets

December 31, 2010 and 2009
(in US dollars)

	2010	2009

Assets

Current assets:
Cash (note 6)	$13,174,999	$668,702
Accounts receivable	11,278	66,354
Other receivables	30,270	24,657
Research tax credits receivable	236,101	251,158
Security deposit	–	26,994
Inventories	17,448	36,414
	13,470,096	1,074,279

Long-term security deposit	17,396	–

Property and equipment (note 4)	14,730	16,152

	$13,502,222	$1,090,431

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$2,386,696	$1,494,416
Accrued liabilities	191,207	235,535
Deferred revenue (note 6)	2,617,600	–
Deferred lease inducement	–	12,646
	5,195,503	1,742,597

Deferred revenue (note 6)	10,361,333	–

Preferred shares of a subsidiary (note 7)	800,000	800,000

Shareholders' equity:
Share capital (note 8)	62,855,147	57,955,147
Additional paid-in capital	5,386,950	4,488,365
Deficit	(71,096,711)	(63,895,678)
	(2,854,614)	(1,452,166)
Commitments (note 9)

	$13,502,222	$1,090,431

See accompanying notes to consolidated financial statements.

On behalf of the Board:

/s/ Paul Averback MD
Director

/s/ Paul McDonald
Director

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Operations

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

	2010	2009	2008

Revenues:
Sales	$582,383	$415,980	$426,675
Licensing revenues:
Upfront payment (note 6)	109,067	–	–
Interest	1,191	–	1,734
	692,641	415,980	428,409

Expenses:
Research and development	4,787,820	3,183,134	2,500,154
Less research tax credits	(236,101)	(139,915)	(111,243)
	4,551,719	3,043,219	2,388,911

General and administrative (note 6)	1,716,515	799,784	1,064,903
Marketing	147,609	138,396	187,868
Cost of sales	316,945	246,095	262,331
Depreciation of property and equipment	10,223	7,592	9,957
Amortization of intellectual property	–	220,855	220,856
Stock-based compensation (note 8 (c))	898,585	1,085,164	925,220
Interest and bank charges	7,078	4,949	5,466
	7,648,674	5,546,054	5,065,512

Net loss and comprehensive loss	$(6,956,033)	$(5,130,074)	$(4,637,103)

Basic and diluted loss per share (note 11)	$(0.22)	$(0.17)	$(0.16)

Weighted average number of common shares outstanding	31,940,584	30,717,822	29,749,000

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Shareholders' Equity

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

	Share capital		Additional paid-in capital
	Number	Dollars		Deficit	Total

Balance, December 31, 2007	29,365,753	$50,155,147	$2,477,981	$(53,738,501)	$(1,105,373)

Issuance of share capital	812,854	3,695,000	–	–	3,695,000

Share issue costs	–	–	–	(184,750)	(184,750)

Stock-based compensation	–	–	925,220	–	925,220

Net loss	–	–	–	(4,637,103)	(4,637,103)

Balance, December 31, 2008	30,178,607	53,850,147	3,403,201	(58,560,354)	(1,307,006)

Issuance of share capital (note 8 (a))	1,085,171	4,105,000	–	–	4,105,000

Issuance of shares:
Option surrender agreement	20,000	–	–	–	–

Share issue costs	–	–	–	(205,250)	(205,250)

Stock-based compensation	–	–	1,085,164	–	1,085,164

Net loss	–	–	–	(5,130,074)	(5,130,074)

Balance, December 31, 2009	31,283,778	57,955,147	4,488,365	(63,895,678)	(1,452,166)

Issuance of share capital (note 8 (a))	1,290,078	4,900,000	–	–	4,900,000

Share issue costs	–	–	–	(245,000)	(245,000)

Stock-based compensation	–	–	898,585	–	898,585

Net loss	–	–	–	(6,956,033)	(6,956,033)

Balance, December 31, 2010	32,573,856	$62,855,147	$5,386,950	$(71,096,711)	$(2,854,614)

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Consolidated Statements of Cash Flows

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

	2010	2009	2008

Cash flows from operating activities:
Net loss	$(6,956,033)	$(5,130,074)	$(4,637,103)
Adjustments for:
Depreciation of property and equipment	10,223	7,592	9,957
Amortization of intellectual property	–	220,855	220,856
Stock-based compensation	898,585	1,085,164	925,220
Write-down of long-term receivable	–	–	70,000
Amortization of lease inducement	(12,646)	(3,392)	(9,623)
Changes in operating assets and liabilities:
Accounts and other receivables	49,463	(31,514)	883
Research tax credits receivable	15,057	(139,915)	(43,202)
Inventories	18,966	(2,507)	(4,476)
Security deposit	9,598	–	–
Accounts payable and accrued liabilities	847,952	489,104	(24,907)
Deferred revenue	12,978,933	–	(3,333)
	7,860,098	(3,504,687)	(3,495,728)

Cash flows from financing activities:
Proceeds from issuance of share capital	4,900,000	4,105,000	3,695,000
Share issue costs	(245,000)	(205,250)	(184,750)
	4,655,000	3,899,750	3,510,250

Cash flows from investing activities:
Additions to property and equipment	(8,801)	(2,219)	(11,772)

Net increase in cash	12,506,297	392,844	2,750

Cash, beginning of year	668,702	275,858	273,108

Cash, end of year	$13,174,999	$668,702	$275,858

See accompanying notes to consolidated financial statements.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

1.	Business activities:

Nymox Pharmaceutical Corporation (the "Corporation"), incorporated under the Canada Business Corporations Act, including its subsidiaries, Nymox Corporation, a Delaware Corporation, and Serex Inc. of New Jersey, is a biopharmaceutical corporation, which specializes in the research and development of products for the aging population. The Corporation developed AlzheimAlertTM, a urinary test that aids physicians in the diagnosis of Alzheimer’s disease. The Corporation also markets NicAlertTM and TobacAlertTM, tests that use urine or saliva to detect use of tobacco products. The Corporation is developing NX-1207, a novel treatment for benign prostatic hyperplasia which is in Phase 3 clinical trials. The Corporation is also developing therapeutics for the treatment of Alzheimer’s disease and new anti-bacterial agents for the treatment of bacterial infections in humans, including a treatment for E. coli O157:H7 bacterial contamination in meat and other food and drink products.

Since 1989, the Corporation’s activities and resources have been primarily focused on developing certain pharmaceutical technologies. The Corporation is subject to a number of risks, including the successful development and marketing of its technologies and maintaining access to existing financing arrangements under the Common Stock Private Purchase Agreement referred to in note 8 (a). The Corporation depends on this financing as well as collaboration agreements to fund its operations. In order to achieve its business plan and the realization of its assets and liabilities in the normal course of operations, the Corporation anticipates the need to raise additional capital and/or achieve sales and other revenue generating activities. Management believes that cash balances, funds from operations, as well as existing financing facilities will be sufficient to meet the Corporation's requirements for the next year.

The Corporation is listed on the NASDAQ Stock Market.

2.	Significant accounting policies:

(a)	Consolidation:

The consolidated financial statements of the Corporation have been prepared under Canadian generally accepted accounting principles (“GAAP”) and include the accounts of its US subsidiaries, Nymox Corporation and Serex Inc. Intercompany balances and transactions have been eliminated on consolidation.

Consolidated financial statements prepared under US GAAP would differ in some respects from those prepared in Canada. The reconciliation of net loss and comprehensive loss, shareholders’ equity and cash flows reported in accordance with Canadian GAAP to US GAAP is presented in note 15.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

2.	Significant accounting policies (continued):

(b)	Financial assets and liabilities:

Financial instruments are classified into one of the following five categories: held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included in the consolidated balance sheet and are measured at fair market value, with the exception of loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost.

The Corporation has classified its cash, accounts receivable and other receivables as “loans and receivables”, and its accounts payable and accrued liabilities as “other financial liabilities”.

(c)	Inventories:

Inventories consist of finished goods and are carried at the lower of cost and net realizable value. Cost is determined on the basis of weighted average cost.

(d)	Property and equipment and intellectual property:

Property and equipment and intellectual property are recorded at cost. Depreciation and amortization are provided using the straight-line method at the following rates:

Asset	Rate

Laboratory equipment	20%
Computer equipment	33⅓%
Office equipment and fixtures	20%
Intellectual property rights acquired	10%

(e)	Impairment and disposal of long-lived assets:

Long-lived assets, consisting of property and equipment, are tested for recoverability whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for long-lived assets when the carrying amount of an asset to be held and used exceeds the sum of the undiscounted cash flows expected from its use and disposal; the impairment recognized is measured as the amount by which the carrying amount of the net asset exceeds its fair value.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

2.	Significant accounting policies (continued):

(f)	Revenue recognition:

Revenue from product sales is recognized when the product has been delivered and obligations as defined in the agreement are performed. Collaboration agreements that include multiple deliverables are considered to be multiple-element arrangements. Under this type of arrangement, the identification of separate units of accounting is required and revenue is allocated among the separate units based on their relative fair values.

Payments received under a collaboration agreement may include upfront payments, milestone payments, sale of goods, royalties and license fees. Revenue for each unit of accounting are recorded as described below:

(i)	Upfront payments:

Upfront payments are deferred and recognized as revenue on a systematic basis over the estimated service period. Changes in estimates are recognized prospectively when changes to the expected term are determined.

(ii)	Milestone payments:

Revenue subject to the achievement of milestones is recognized only when the specified events have occurred and collectibility is reasonably assured.

Specifically, the criteria for recognizing milestone payments are that (i) the milestone is substantive in nature, (ii) the achievement was not reasonably assured at the inception of the agreement, and (iii) the Corporation has no further involvement or obligation to perform associated with the achievement of the milestone, as defined in the related collaboration arrangement.

(iii)	Sale of goods:

Revenue from the sale of goods is recognized when the Corporation has transferred to the buyer the significant risks and rewards of ownership of the goods, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably.

(iv)	Royalties and license fees:

Royalties and license fees are recognized when conditions and events under the license agreement have occurred and collectability is reasonably assured.

Interest is recognized on an accrual basis.

(g)	Research and development expenditures:

Research expenditures, net of research tax credits, are expensed as incurred. Development expenditures, net of tax credits, are expensed as incurred, except if they meet the criteria for deferral in accordance with generally accepted accounting principles. As at December 31, 2010 and 2009, no development expenditures have been deferred.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

2.	Significant accounting policies (continued):

(h)	Foreign currency translation:

The Corporation’s measurement currency is the United States dollar. Monetary assets and liabilities of the Canadian and foreign operations denominated in currencies other than the United States dollar are translated at the rates of exchange prevailing at the balance sheet dates. Other assets and liabilities denominated in currencies other than the United States dollar are translated at the exchange rates prevailing when the assets were acquired or the liabilities incurred. Revenues and expenses denominated in currencies other than the United States dollar are translated at the average exchange rate prevailing during the year, except for depreciation and amortization which are translated at the same rates as those used in the translation of the corresponding assets. Foreign exchange gains and losses resulting from the translation are included in the determination of net earnings.

Foreign exchange gains (losses) included in the consolidated statements of operations for fiscal 2010 amounted to $25,294 (2009 - $58,068; 2008 - $(23,020)).

(i)	Stock-based compensation:

The Corporation records stock-based compensation, net of forfeitures, relating to employee and non-employee stock options granted, using the fair value based method estimated using the Black-Scholes model. Under this method, compensation cost related to employee awards is measured at the date of grant, net of forfeitures, and is expensed over the award's vesting period. The Corporation has no unvested non-employee awards.

(j)	Income taxes:

The Corporation accounts for income taxes using the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax asset, if it is more likely than not that the asset will not be realized.

(k)	Earnings per share:

Basic earnings per share are determined using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed in a manner consistent with basic earnings per share, except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding options were exercised, and that the proceeds from such exercises, as well as the amount of unrecognized stock-based compensation which is considered to be assumed proceeds, were used to acquire shares of common stock at the average market price during the reporting period.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

2.	Significant accounting policies (continued):

(l)	Use of estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Significant areas requiring the use of management estimates include determining separate units of accounting in connection with revenue recognition relating to multiple element arrangements, estimating the service period used for the amortization of the upfront payment received in connection with a collaboration agreement, estimating the useful lives of long-lived assets, as well as estimating the recoverability of research tax credits receivable and future tax assets, and estimating stock-based compensation. The reported amounts and note disclosure are determined to reflect the most probable set of economic conditions and planned courses of action. Actual results could differ from those estimates.

3.	Changes in accounting policies:

(a)	Accounting changes:

Goodwill and intangible assets

Effective with the commencement of its 2009 fiscal year, the Corporation adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3064, Goodwill and Intangible Assets, which replaced Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008, and has been adopted on a retrospective basis effective from the first quarter of fiscal 2009.

Prior to the adoption of Section 3064, the Corporation capitalized and amortized direct costs incurred to secure patents related to internally-generated assets on a straight-line basis over 17 years.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

3.	Changes in accounting policies (continued):

(a)	Accounting changes (continued):

Goodwill and intangible assets (continued)

As a result of adopting this Section, starting January 1, 2009, direct costs incurred to secure patents are no longer capitalized by the Corporation. As well, comparative financial information for previous financial periods reflects the financial position and results of operations that would have resulted if the patent costs had not been capitalized in those previous periods. The impact of adopting this Section, on a retrospective basis, is as follows:

2008

Net loss and comprehensive loss:
As previously reported	$(4,590,345)
Effect of adopting this new accounting policy	(46,758)
As recast	$(4,637,103)

Basic and diluted loss per share:
As previously reported	$(0.15)
Effect of adopting this new accounting policy	(0.01)
As recast	$(0.16)

(b)	Future accounting changes:

International Financial Reporting Standards

In February 2008, Accounting Standards Board ("AcSB") confirmed that Canadian GAAP, as used by publicly accountable enterprises, will be fully converged into International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB"). The changeover date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Therefore, the Corporation will be required to report under IFRS for its 2011 interim and annual financial statements. The Corporation will convert to these new standards according to the timetable set within these new rules. The Corporation is currently finalizing its assessment of the future impact of these new standards on its consolidated financial statements and progressing towards implementation.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

4.	Property and equipment:

			2010

	Cost	Accumulated depreciation and amortization	Net book value

Laboratory equipment	$433,202	$428,008	$5,194
Computer equipment	22,596	16,599	5,997
Office equipment and fixtures	92,767	89,228	3,539

	$548,565	$533,835	$14,730

			2009

	Cost	Accumulated depreciation and amortization	Net book value

Laboratory equipment	$434,751	$425,199	$9,552
Computer equipment	24,455	20,387	4,068
Office equipment and fixtures	91,501	88,969	2,532

	$550,707	$534,555	$16,152

5.	Intellectual property:

			2010 and 2009
	Cost	Accumulated amortization	Net book value

Intellectual property rights acquired	$2,222,661	$2,222,661	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

6.	Licensing revenues and deferred revenue:

On December 16, 2010, the Corporation signed a license and collaboration agreement with Recordati Ireland Ltd. (“Recordati”), a European pharmaceutical group, for the development and commercialization of NX-1207 in Europe, including Russia and the CIS, the Middle East, the Maghreb area of North Africa and South Africa. The license and collaboration agreement covers the use of NX-1207 for the treatment of benign prostatic hyperplasia ("BPH") as the initial indication for development and commercialization. Recordati made an upfront payment to the Corporation of €10 million (US$13,088,000), in December 2010, and will make regulatory approval and sales milestones payments, and tiered supply and royalty payments of a minimum of 26% to increase progressively up to 40% of total net sales in the case specific contractual conditions are achieved.

The upfront payment of $13,088,000 has been deferred and is being recognized as revenue on a systematic basis over the estimated service period. This period may be modified in the future based on additional information that may be received by the Corporation. In 2010, an amount of $109,067 (2009 - nil) was recognized as revenue related to this upfront payment based on the portion of the financial year during which the agreement was effective (December 16 to 31, 2010). As at December 31, 2010, the deferred revenue related to this transaction amounted to $12,978,933 (2009 - nil).

In 2010, the Corporation incurred $705,000 of professional fees related to entering into the license and collaboration agreement with Recordati, which is recorded in general and administrative expenses.

7.	Preferred shares of a subsidiary:

The preferred shares of a subsidiary relate to redeemable and/or convertible preferred shares of Serex in the amount of $800,000. Up to 50% of the preferred shares are redeemable at any time at the option of the preferred shareholders at their issue price, subject to holders with at least 51% of the face value of the preferred shares asking for redemption, and sufficient funds being available in Serex. The preferred shares are also convertible at the option of the holders into common shares of Serex at a price of $3.946 per share.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

8.	Share capital:

	2010	2009

Authorized:
An unlimited number of common shares

Issued and outstanding:
32,573,856 common shares (2009 - 31,283,778 shares)	$62,855,147	$57,955,147

The holders of common shares are entitled to receive dividends as declared, which is at the Corporation’s discretion, and are entitled to one vote per share at the annual general meeting of the Corporation. The Corporation has never paid any dividends.

(a)	Common Stock Private Purchase Agreement:

In November 2009, the Corporation entered into a Common Stock Private Purchase Agreement with an investment company (the "Purchaser") that established the terms and conditions for the purchase of common shares by the Purchaser. In November 2010, this agreement was terminated and a new agreement was concluded with the Purchaser. In general, the Corporation can, at its discretion, require the Purchaser to purchase up to $15 million of common shares over a 24-month period based on notices given by the Corporation. The Corporation must comply with general covenants in order to draw on its facility, including maintaining its stock exchange listing and registration requirements and having no material adverse effects, as defined in the agreement, with respect to the business and operations of the Corporation.

The number of shares to be issued in connection with each notice shall be equal to the amount specified in the notice, divided by 97% of the average price of the Corporation's common shares for the five days preceding the giving of the notice. The maximum amount of each notice is $500,000 and the minimum amount is $100,000. The Corporation may terminate the agreement before the 24-month term, if it has issued at least $8 million of common shares under the agreement.

In 2010, the Corporation issued 1,290,078 common shares (2009 - 1,085,171) to the Purchaser for aggregate proceeds of $4,900,000 (2009 - $4,105,000) under the agreements. As at December 31, 2010, the Corporation can require the Purchaser to purchase up to $14,800,000 of common shares over the remaining 22 months of the agreement, provided the Corporation adheres to its covenants.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

8.	Share capital (continued):

(b)	Stock options:

The Corporation has established a stock option plan (the “Plan”) for its key employees, its officers and directors, and certain consultants. The Plan is administered by the Board of Directors of the Corporation. The Board may, from time to time, designate individuals to whom options to purchase common shares of the Corporation may be granted, the number of shares to be optioned to each, and the option price per share. The option price per share cannot involve a discount to the market price at the time the option is granted. The maximum number of shares is 5,500,000 and the maximum number of shares which may be optioned to any one individual is 15% of the total issued and outstanding common shares. Options under the Plan expire ten years after the grant and vest either immediately or over periods up to six years.

The following table provides the activity of stock option awards during the year and for options outstanding and exercisable at the end of the year, the weighted average exercise price, the weighted average years to expiration and the aggregate intrinsic value. The aggregate intrinsic value represents the pre-tax intrinsic value based on the Corporation’s closing stock price on December 31, 2010 of $7.04, which would have been received by option holders had they exercised their options at that date and sold their shares at market price.

		Options outstanding			Non-vested options

	Number	Weighted average exercise price	Weighted average years to expiration	Aggregate intrinsic value	Number	Weighted average grant date fair value

Outstanding,
December 31, 2008	4,869,000	$3.11	6.90	$1,868,920	2,073,750	$1.38
Granted	112,000	3.90			–	–
Expired	(157,000)	4.53			–	–
Cancelled	(100,000)	3.88			–	–
Vested	–	–			(592,500)	1.38

Outstanding,
December 31, 2009	4,724,000	3.07	6.24	7,121,335	1,481,250	1.38
Granted	65,000	3.09			–	–
Expired	(175,000)	3.13			(62,500)	1.38
Vested	–	–			(567,500)	1.38

Outstanding,
December 31, 2010	4,614,000	$3.06	5.32	$18,341,930	851,250	$1.38

Options exercisable	3,762,750	$3.08	5.25	$14,902,880	N/A	N/A

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

8.	Share capital (continued):

(b)	Stock options (continued):

As at December 31, 2010, options outstanding and exercisable were as follows:

Options outstanding	Options exercisable	Exercise price per share	Expiry date

28,000	28,000	$ 1.93	April 23, 2011
1,500	1,500	4.20	November 9, 2011
75,000	75,000	4.33	November 13, 2011
50,000	50,000	3.75	April 28, 2013
37,000	37,000	2.62	September 9, 2013
500,000	500,000	3.00	October 24, 2013
200,000	200,000	2.82	June 9, 2016
40,000	40,000	2.74	July 17, 2016
3,415,500	2,564,250	3.00	August 24, 2016
40,000	40,000	5.95	August 23, 2017
40,000	40,000	3.61	July 16, 2018
10,000	10,000	3.03	November 26, 2018
50,000	50,000	3.30	January 23, 2019
2,000	2,000	3.05	March 24, 2019
20,000	20,000	3.65	May 14, 2019
40,000	40,000	4.83	July 9, 2019
25,000	25,000	3.40	May 3, 2020
40,000	40,000	2.90	July 16, 2020

4,614,000	3,762,750	$ 3.06

(c)	Stock-based compensation:

	2010	2009	2008

Stock-based compensation pertaining to general and administrative	$200,265	$348,684	$171,920
Stock-based compensation pertaining to marketing	10,320	10,320	12,040
Stock-based compensation pertaining to research and development	688,000	726,160	741,260

	$898,585	$1,085,164	$925,220

As at December 31, 2010, the unrecognized compensation cost related to non-vested awards was $1,171,320 and the remaining weighted average recognition period was approximately 18 months.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

8.	Share capital (continued):

(c)	Stock-based compensation (continued):

The fair value of the options granted during the year was determined using the Black-Scholes pricing model using the following weighted average assumptions:

	2010	2009	2008

Risk-free interest rate	2.62%	2.09%	3.16%
Expected volatility	68.63%	74.71%	73.37%
Expected life in years	5	5	5
Dividend yield	–	–	–

The weighted average grant-date fair value of options granted during the year ended December 31, 2010 was $1.81 per option (2009 - $2.41 per option; 2008 - $2.16 per option).

Dividend yield was determined to be nil, since it is the present policy of the Corporation to retain all earnings to finance operations.

9.	Commitments:

Operating leases

Minimum lease payments under operating leases that were entered into by the Corporation for the next four years are as follows:

2011	$365,071
2012	299,988
2013	94,395
2014	3,227

$762,681

In 2010, the Corporation entered into operating lease agreements for its Canadian and US premises, which will expire on August 31, 2012 and October 31, 2013, respectively.

35

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

10.	Income taxes:

The following table reconciles income tax at the statutory rate with the income tax expense for the year:

	2010	2009	2008

Loss before income taxes:
Canadian operations	$(6,047,919)	$(4,838,856)	$(4,135,885)
US operations	(908,114)	(291,218)	(501,218)
	(6,956,033)	(5,130,074)	(4,637,103)
Basic income tax rate	29.9%	30.9%	30.9%

Income tax recovery at statutory tax rates	(2,079,854)	(1,585,193)	(1,432,865)
Adjustments in income taxes resulting from:
Change in valuation allowance	1,834,000	1,249,694	1,159,503
Permanent differences	245,854	335,499	273,362

Income taxes	$–	$–	$–

The major components of income tax expense in 2010 are as follows:

Current income tax expense, exclusive of the effects of the component listed below	$2,423,054

Reduction in income tax expense arising from the recognition of previously unrecognized tax loss	(2,423,054)

Income taxes	$–

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

10.	Income taxes (continued):

The income tax effect of temporary differences that give rise to the net future tax asset is presented below:

	2010	2009

Future tax assets:
Deferred revenue	$3,531,000	$–
Non-capital losses	9,524,000	11,388,000
Scientific research and experimental development expenditures	1,581,000	1,429,000
Property and equipment and patents	1,894,000	1,876,000
Share issue costs	124,000	127,000
	16,654,000	14,820,000

Less valuation allowance	(16,654,000)	(14,820,000)

Net future tax asset	$–	$–

In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income. The generation of future taxable income is dependent on the successful commercialization of the Corporation's products and technologies.

The Corporation has non-capital losses carried forward and accumulated scientific research and development expenditures, which are available to reduce future years’ taxable income. These expire as follows:

	Federal	Provincial

Non-capital losses:
2014	$447,000	$370,000
2015	3,544,000	3,544,000
2026	3,808,000	3,745,000
2027	3,609,000	3,529,000
2028	2,750,000	2,750,000
2029	3,509,000	3,509,000

Scientific research and development expenditures:
Indefinitely	4,038,000	8,201,000

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

10.	Income taxes (continued):

The Corporation also has investment tax credits available in the amount of approximately $737,000 to reduce future years’ Canadian federal taxes payable. These credits expire as follows:

2018	$5,000
2019	9,000
2020	23,000
2021	24,000
2022	53,000
2023	69,000
2024	23,000
2025	29,000
2026	66,000
2027	73,000
2028	72,000
2029	117,000
2030	174,000

$737,000

In addition, the Corporation’s US subsidiaries have losses carried forward of approximately $11,993,000 which expire as follows:

2011	$1,035,000
2012	1,932,000
2018	2,781,000
2019	1,078,000
2020	813,000
2021	664,000
2022	522,000
2023	565,000
2024	353,000
2025	264,000
2026	355,000
2027	373,000
2028	351,000
2029	86,000
2030	821,000

$11,993,000

11.	Earnings per share:

The diluted loss per share was the same amount as basic loss per share, as the effect of options would have been anti-dilutive, because the Corporation incurred losses in each of the last three fiscal years. All outstanding options could potentially be dilutive in the future.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

12.	Capital disclosures:

The Corporation's objective in managing capital is to ensure a sufficient liquidity position to finance its research and development activities, general and administrative expenses, working capital and overall capital expenditures, including those associated with patents. The Corporation makes every attempt to manage its liquidity to minimize shareholder dilution when possible.

The Corporation defines capital as total shareholders’ equity. To fund its activities, the Corporation has followed an approach that relies almost exclusively on the issuance of common equity and most recently during 2010, entered into a collaboration agreement. Since inception, the Corporation has financed its liquidity needs primarily through private placements and since 2003 through a financing agreement with an investment company that has been replaced annually by a new agreement with the same purchaser (see note 8 (a) - Common Stock Private Purchase Agreement). The Corporation intends to access financing under this agreement when appropriate to fund its research and development activities. The recent financial crisis in the United States and the global economic environment have had a negative impact on the availability of liquidity in the market and may have an effect on the liquidity of the Purchaser to the Common Stock Private Purchase Agreement. Since 2003 through December 2010, the Purchaser has always complied with the drawdowns made pursuant to the agreement. The Corporation believes that cash balances, funds from operations, as well as from existing financing agreements will be sufficient to meet the Corporation’s cash requirements for the next twelve months.

In October 2010, the Corporation was informed that it had been awarded a grant of $244,479 from the U.S. Government under the Qualifying Therapeutic Discovery Project for its ongoing Phase III clinical trial program for NX-1207 for the treatment of BPH. The Corporation anticipates receiving the grant sometime in 2011. The Corporation will record this amount in its consolidated financial statement when it is received.

The capital management objectives remain the same as for the previous fiscal year. When possible, the Corporation tries to optimize its liquidity needs by non-dilutive sources, including sales, collaboration agreements, investment tax credits and interest income. The Corporation's general policy on dividends is to retain cash to keep funds available to finance its research and development and operating expenses. The Corporation has no debt.

The Corporation is not subject to any capital requirements imposed by external parties.

13.	Financial risk management:

This note provides disclosures relating to the nature and extent of the Corporation’s exposure to risks arising from financial instruments, including foreign currency risk, credit risk, interest rate risk and liquidity risk, and to how the Corporation manages those risks.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

13.	Financial risk management (continued):

(a)	Foreign currency risk:

The Corporation uses the US dollar as its measurement currency because a substantial portion of revenues, expenses, assets and liabilities of its Canadian and US operations are denominated in US dollars. The Corporation’s equity financing facility is also in US dollars. Foreign currency risk is limited to the portion of the Corporation’s business transactions denominated in currencies other than the US dollar. The Canadian operation has transactions denominated in Canadian dollars, principally relating to salaries and rent. Additional variability arises from the translation of monetary assets and liabilities denominated in currencies other than the US dollar at each balance sheet date. Fluctuations in the currency used for the payment of the Corporation’s expenses denominated in currencies other than the US dollar (primarily Canadian dollars) could cause unanticipated fluctuations in the Corporation’s operating results but would not impair or enhance its ability to pay its Canadian dollar denominated obligations. The Corporation’s objective in managing its foreign currency risk is to minimize its net exposures to foreign currency cash flows by transacting with parties in US dollars to the maximum extent possible. The Corporation does not engage in the use of derivative financial instruments to manage its currency exposures.

Approximately 78% of expenses that occurred during the year ended December 31, 2010 (2009 - 76%) were denominated in US dollars. Foreign exchange fluctuations had no meaningful impact on the Corporation’s results in 2010, 2009 or 2008.

The following table provides significant items exposed to foreign exchange as at December 31:

	2010	2009
	CA$
Cash	$26,736	$71,224
Accounts, other receivables and research tax credits receivable	30,106	291,671
Accounts payable and accrued liabilities	(299,776)	(330,357)

	$(242,934)	$32,538

The following exchange rates were applied for the years ended December 31:

	Average rate (twelve months)		Reporting date rate December 31,
	2010	2009	2010	2009
US$ - CA$	1.0299	1.1419	0.9946	1.0510

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

13.	Financial risk management (continued):

(a)	Foreign currency risk (continued):

Based on the Corporation’s foreign currency exposures noted above, varying the above foreign exchange rates to reflect a 5% strengthening of the US dollar would have reduced the net loss by less than $15,000, assuming that all other variables remained constant.

An assumed 5% weakening of the US dollar would have had an equal but opposite effect on the amount shown above, on the basis that all other variables remain constant.

(b)	Credit risk:

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Financial instruments that potentially subject the Corporation to concentrations of credit risk consist primarily of cash and accounts receivable. Cash is maintained with a high-credit quality financial institution. For accounts receivable, the Corporation performs periodic credit evaluations and typically does not require collateral. Allowances are maintained for potential credit losses consistent with the credit risk, historical trends, general economic conditions and other information.

The Corporation has a limited number of customers. Included in the consolidated balance sheet are trade receivables of $11,278 (2009 - $66,354), all of which were aged under 45 days. Four customers (2009 - four customers) accounted for 100% (2009 - 88%) of the trade receivables balance as at December 31, 2010. There was no amount recorded as bad debt expense for the year ended December 31, 2010 (a nominal amount was recorded for the year ended December 31, 2009).

As at December 31, 2010, the Corporation’s maximum credit exposure corresponded to the carrying amount of cash, accounts receivable and other receivables.

(c)	Interest rate risk:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Cash bears interest at a variable rate. Accounts receivable, other receivables, accounts payable and accrued liabilities bear no interest. The Corporation has no other interest-bearing financial instruments.

Based on the value of variable interest-bearing cash during the year ended December 31, 2010, an assumed 0.5% increase or 0.5% decrease in interest rates during such period would have had no significant effect on the net loss.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

13.	Financial risk management (continued):

(d)	Liquidity risk:

Liquidity risk is the risk that the Corporation will not be able to meet its financial obligations as they fall due. The Corporation manages liquidity risk through the management of its capital structure, as outlined in note 12 - Capital disclosures. The Corporation does not have an operating credit facility and finances its activities through cash balances and an equity financing agreement with an investment company, as described in note 8 (a) - Common Stock Private Purchase Agreement. Furthermore, the Corporation has $13 million of cash on hand at December 31, 2010, mainly as a result of receiving an upfront payment of $13 million in December 2010 in connection with the license and collaboration agreement entered into with Recordati as referred to in note 6 - Licensing revenues and deferred revenue.

The following are the contractual maturities of financial liabilities as at December 31, 2010:

	Carrying amount	Less than 1 year	1 year to 5 years

Accounts payable and accrued liabilities	$2,577,903	$2,577,903	$–

14.	Financial instruments:

Fair value disclosure:

The Corporation has determined that the carrying value of its short-term financial assets and liabilities approximates their fair value due to the immediate or short-term maturity of these financial instruments.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences:

(a)	Consolidated statements of operations, shareholders' equity and cash flows:

The reconciliation of net loss and comprehensive loss, shareholders' equity and cash flows reported in accordance with Canadian GAAP to US GAAP is as follows:

	2010	2009	2008

Net loss and comprehensive loss, Canadian GAAP	$(6,956,033)	$(5,130,074)	$(4,637,103)

Costs to secure patents (i)	55,000	133,941	564,149

Amortization of patents (i)	(289,637)	(286,401)	(288,785)

Write-down of patent costs (i)	–	–	(228,606)

Net loss and comprehensive loss, US GAAP	$(7,190,670)	$(5,282,534)	$(4,590,345)

Basic and diluted loss per share, US GAAP	$(0.23)	$(0.17)	$(0.15)

Shareholders' equity, Canadian GAAP	$(2,854,614)	$(1,452,166)	$(1,307,006)

Adjustments:
Noncontrolling interest (ii)	400,000	400,000	400,000
Costs to secure patents, net of amortization and write-down (i)	2,930,635	3,165,272	3,317,732
Stock-based compensation - options granted to non-employees (iii):
Cumulative compensation expense	(1,425,143)	(1,425,143)	(1,425,143)
Additional paid-in capital	1,477,706	1,477,706	1,477,706
Change in reporting currency (iv)	(62,672)	(62,672)	(62,672)
	3,320,526	3,555,163	3,707,623

Shareholders' equity, US GAAP (v)	$465,912	$2,102,997	$2,400,617

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(a)	Consolidated statements of operations, shareholders' equity and cash flows (continued):

The reconciliation of net loss and comprehensive loss, shareholders' equity and cash flows reported in accordance with Canadian GAAP to US GAAP is as follows (continued):

	2010	2009	2008

Cash flows from operating activities,
Canadian GAAP	$7,860,098	$(3,504,687)	$(3,495,728)
Costs to secure patents	55,000	133,941	564,149

Changes in operating assets and liabilities:
Accounts payable and accrued liabilities	276,901	(37,131)	(348,654)

Cash flows from operating activities,
US GAAP	$8,191,999	$(3,407,877)	$(3,280,233)

Cash flows from investing activities,
Canadian GAAP	$(8,801)	$(2,219)	$(11,772)
Additions to patent costs	(331,901)	(96,810)	(215,495)

Cash flows from investing activities,
US GAAP	$(340,702)	$(99,029)	$(227,267)

Non-cash transactions,
Canadian GAAP	$–	$–	$–

Additions to patent costs included in accounts payable and accrued liabilities at year-end	321,404	598,305	561,174

Non-cash transactions, US GAAP	$321,404	$598,305	$561,174

(i)	Costs to secure patents:

As disclosed in note 3 (a), the Corporation adopted the CICA Handbook Section 3064, Goodwill and Intangible Assets, effective January 1, 2009, on a retrospective basis. For US GAAP purposes, the Corporation continues to capitalize and amortize direct costs incurred to secure patents related to internally-generated intangible assets, on a straight-line basis over 17 years.

(ii)	Noncontrolling interest:

The noncontrolling interest of $400,000 included in preferred shares of a subsidiary for Canadian GAAP purposes is presented as a separate component of equity for US GAAP purposes, retrospectively.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(a)	Consolidated statements of operations, shareholders' equity and cash flows (continued):

(iii)	Stock-based compensation:

For US GAAP purposes, on January 1, 2006, the Corporation adopted Topic 718, Compensation - Stock Compensation, in the Accounting Standards Codification (''ASC''), which requires the expensing of all options issued, modified or settled based on the grant date fair value over the period during which the employee is required to provide service. The Corporation adopted the guidance using the modified prospective approach, which requires application of the standard to all awards granted, modified or cancelled after January 1, 2006, and to all awards for which the requisite service has not been rendered as at such date.

Previously, the Corporation elected to follow the intrinsic value method of accounting under Accounting Principles Board ("APB") Opinion No. 25 ("APB 25"), Accounting for Stock Issued to Employees, in accounting for stock options granted to employees and directors. Under the intrinsic value method, compensation cost is recognized for the difference between the quoted market price of the stock at the grant date and the amount the individual must pay to acquire the stock. In addition, in accordance with Topic 718, compensation related to the stock options granted to non-employees has been recorded in the accounts based on the fair value of the stock options at the measurement date.

For Canadian GAAP purposes, the Corporation has been applying the fair value based method since January 1, 2004 to account for employee stock options. Prior to January 1, 2004, the Corporation applied the fair value based method only to stock-based payments to non-employees and applied the settlement method of accounting for employee stock options. Under the settlement method, any consideration paid by employees on the exercise of stock options was credited to share capital, and no compensation cost was recognized.

(iv)	Change in reporting currency:

The Corporation adopted the US dollar as its reporting currency, effective January 1, 2000. For Canadian GAAP purposes, the financial information for 1999 was translated into US dollars at the December 31, 1999 exchange rate. For US GAAP reporting purposes, assets and liabilities for all years presented have been translated into US dollars at the ending exchange rate for the respective year, and the statement of earnings, at the average exchange rate for the respective year.

(v)	Redeemable noncontrolling interest:

The redeemable noncontrolling interest of $400,000 is presented outside of permanent equity, representing the maximum redemption amount, as no dividends have been declared.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures:

(i)	Development stage company:

The Corporation is in the process of developing unique patented products, which are subject to approval by the regulatory authorities. The Corporation has had limited revenues to date on the sale of its products under development. Accordingly, the Corporation is a development stage company as defined in Topic 915, Development Stage Entities, in the ASC, and the following additional disclosures under US GAAP are provided:

	Cumulative	Cumulative
	since the date of	since the date of
	inception of	inception of
	the Corporation	the Corporation
	to December 31,	to December 31,
	2010	2009

Revenues:
Sales	$4,245,245	$3,662,862
Interest income	539,754	538,563
License revenue	206,470	97,403
Research contract	30,000	30,000

Expenses:
Gross research and development expenditures	34,292,912	29,560,092
Other expenses	36,296,850	33,146,359

Cash outflows from operations	(40,631,527)	(48,823,526)
Cash outflows from investing activities	(5,213,687)	(4,872,985)
Cash inflows from financing activities	59,020,214	54,365,214

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below:

			Additional		Non-
	Number of	Common	paid-in	Accumulated	controlling
	shares	stock	capital	deficit	interest	Total
					(note 15
					(a) (ii))
Year ended July 31, 1990:
Common shares issued	2,500,000	$172,414	$–	$–	$–	$172,414
Net loss	–	–	–	(109,241)	–	(109,241)

Balance, July 31, 1990	2,500,000	172,414	–	(109,241)	–	63,173

Year ended July 31, 1991:
Net loss	–	–	–	(21,588)	–	(21,588)
Cumulative translation adjustment	–	1,499	–	(950)	–	549

Balance, July 31, 1991	2,500,000	173,913	–	(131,779)	–	42,134

Year ended July 31, 1992:
Common shares issued	9,375	31,468	–	–	–	31,468
Net loss	–	–	–	(45,555)	–	(45,555)
Cumulative translation adjustment	–	(6,086)	–	5,598	–	(488)

Balance, July 31, 1992	2,509,375	199,295	–	(171,736)	–	27,559

Year ended July 31, 1993:
Common shares issued	201,250	159,944	–	–	–	159,944
Common shares cancelled	(500,000)	–	–	–	–	–
Net loss	–	–	–	(38,894)	–	(38,894)
Cumulative translation adjustment	–	(13,994)	–	12,830	–	(1,164)

Balance, July 31, 1993	2,210,625	345,245	–	(197,800)	–	147,445

Year ended July 31, 1994:
Common shares issued	2,500	7,233	–	–	–	7,233
Net loss	–	–	–	(53,225)	–	(53,225)
Cumulative translation adjustment	–	(25,173)	–	15,808	–	(9,365)

Balance, July 31, 1994	2,213,125	327,305	–	(235,217)	–	92,088

Year ended July 31, 1995:
Common shares issued	78,078	303,380	–	–	–	303,380
Net loss	–	–	–	(285,910)	–	(285,910)
Cumulative translation adjustment	–	5,196	–	(7,221)	–	(2,025)

Balance, July 31, 1995
carried forward	2,291,203	635,881	–	(528,348)	–	107,533

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional		Non-
	Number of	Common	paid-in	Accumulated	controlling
	shares	stock	capital	deficit	interest	Total
					(note 15
					(a) (ii))
Balance, July 31, 1995
brought forward	2,291,203	$635,881	$–	$(528,348)	$–	$107,533

Period ended December 31, 1995:
Adjustment necessary to increase the number of common shares	12,708,797	–	–	–	–	–
Adjusted number of common shares	15,000,000	635,881	–	(528,348)	–	107,533

Common shares issued	2,047,082	2,997,284	–	–	–	2,997,284
Net loss	–	–	–	(1,194,226)	–	(1,194,226)
Share issue costs	–	(153,810)	–	–	–	(153,810)
Cumulative translation adjustment	–	2,858	–	(6,328)	–	(3,470)

Balance, December 31, 1995	17,047,082	3,482,213	–	(1,728,902)	–	1,753,311

Year ended December 31, 1996:
Common shares issued	882,300	3,852,364	–	–	–	3,852,364
Net loss	–	–	–	(3,175,587)	–	(3,175,587)
Share issue costs	–	(170,699)	–	–	–	(170,699)
Stock-based compensation	–	–	434,145	–	–	434,145
Cumulative translation adjustment	–	(16,769)	(2,217)	24,544	–	5,558

Balance, December 31, 1996	17,929,382	7,147,109	431,928	(4,879,945)	–	2,699,092

Year ended December 31, 1997:
Common shares issued	703,491	3,180,666	–	–	–	3,180,666
Net loss	–	–	–	(3,755,409)	–	(3,755,409)
Share issue costs	–	(161,482)	–	–	–	(161,482)
Capital stock subscription	–	352,324	–	–	–	352,324
Stock-based compensation	–	–	108,350	–	–	108,350
Cumulative translation adjustment	–	(299,275)	(21,578)	325,364	–	4,511

Balance, December 31, 1997	18,632,873	10,219,342	518,700	(8,309,990)	–	2,428,052

Year ended December 31, 1998:
Common shares issued	1,095,031	5,644,638	–	–	–	5,644,638
Net loss	–	–	–	(4,979,562)	–	(4,979,562)
Share issue costs	–	(54,131)	–	–	–	(54,131)
Stock-based compensation	–	–	274,088	–	–	274,088
Cumulative translation adjustment	–	(685,156)	(43,750)	720,173	–	(8,733)

Balance, December 31, 1998
carried forward	19,727,904	15,124,693	749,038	(12,569,379)	–	3,304,352

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional		Non-
	Number of	Common	paid-in	Accumulated	controlling
	shares	stock	capital	deficit	interest	Total
					(note 15
					(a) (ii))
Balance, December 31, 1998
brought forward	19,727,904	$15,124,693	$749,038	$(12,569,379)	$–	$3,304,352

Year ended December 31, 1999:
Common shares issued	275,900	969,253	–	–	–	969,253
Net loss	–	–	–	(3,409,166)	–	(3,409,166)
Share issue costs	–	(35,041)	–	–	–	(35,041)
Stock-based compensation	–	–	198,815	–	–	198,815
Cumulative translation adjustment	–	943,133	52,563	(884,178)	–	111,518

Balance, December 31, 1999	20,003,804	17,002,038	1,000,416	(16,862,723)	–	1,139,731

Year ended December 31, 2000:
Common shares issued	1,373,817	5,909,340	–	–	–	5,909,340
Warrants and options	–	421,638	–	–	–	421,638
Net loss	–	–	–	(4,272,308)	–	(4,272,308)
Share issue costs	–	(353,204)	–	–	–	(353,204)
Stock-based compensation	–	–	257,690	–	–	257,690
Noncontrolling interest (note 15 (a) (ii))	–	–	–	–	400,000	400,000

Balance, December 31, 2000	21,377,621	22,979,812	1,258,106	(21,135,031)	400,000	3,502,887

Year ended December 31, 2001:
Common shares issued	919,904	2,554,254	–	–	–	2,554,254
Net loss	–	–	–	(3,095,133)	–	(3,095,133)
Share issue costs	–	(120,944)	–	–	–	(120,944)
Stock-based compensation	–	–	55,040	–	–	55,040

Balance, December 31, 2001	22,297,525	25,413,122	1,313,146	(24,230,164)	400,000	2,896,104

Year ended December 31, 2002:
Common shares issued	723,429	3,031,043	–	–	–	3,031,043
Net loss	–	–	–	(3,453,749)	–	(3,453,749)
Share issue costs	–	(166,842)	–	–	–	(166,842)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2002	23,020,954	28,277,323	1,354,286	(27,683,913)	400,000	2,347,696

Year ended December 31, 2003:
Common shares issued	1,380,205	4,096,000	–	–	–	4,096,000
Net loss	–	–	–	(4,395,428)	–	(4,395,428)
Share issue costs	–	(220,819)	–	–	–	(220,819)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2003	24,401,159	32,152,504	1,395,426	(32,079,341)	400,000	1,868,589

Year ended December 31, 2004:
Common shares issued	1,102,903	4,049,750	(375,717)	–	–	3,674,033
Net loss	–	–	–	(3,770,545)	–	(3,770,545)
Share issue costs	–	(210,939)	–	–	–	(210,939)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2004
carried forward	25,504,062	35,991,315	1,060,849	(35,849,886)	400,000	1,602,278

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(i)	Development stage company (continued):

The statement of shareholders' equity since date of inception under US GAAP is presented below (continued):

			Additional		Non-
	Number of	Common	paid-in	Accumulated	controlling
	shares	stock	capital	deficit	interest	Total
					(note 15
					(a) (ii))
Balance, December 31, 2004
brought forward	25,504,062	$35,991,315	$1,060,849	$(35,849,886)	$400,000	$1,602,278

Year ended December 31, 2005:
Common shares issued	1,224,719	2,935,000	–	–	–	2,935,000
Net loss	–	–	–	(3,609,448)	–	(3,609,448)
Share issue costs	–	(166,942)	–	–	–	(166,942)
Stock-based compensation	–	–	41,140	–	–	41,140

Balance, December 31, 2005	26,728,781	38,759,373	1,101,989	(39,459,334)	400,000	802,028

Year ended December 31, 2006:
Common shares issued	1,593,472	4,955,000	–	–	–	4,955,000
Net loss	–	–	–	(4,893,685)	–	(4,893,685)
Share issue costs	–	(284,227)	–	–	–	(284,227)
Stock-based compensation	–	–	837,308	–	–	837,308

Balance, December 31, 2006	28,322,253	43,430,146	1,939,297	(44,353,019)	400,000	1,416,424

Year ended December 31, 2007:
Common shares issued	1,043,500	5,710,685	–	–	–	5,710,685
Net loss	–	–	–	(5,290,431)	–	(5,290,431)
Share issue costs	–	(296,446)	–	–	–	(296,446)
Stock-based compensation	–	–	1,015,260	–	–	1,015,260

Balance, December 31, 2007	29,365,753	48,844,385	2,954,557	(49,643,450)	400,000	2,555,492

Year ended December 31, 2008:
Common shares issued	812,854	3,695,000	–	–	–	3,695,000
Net loss	–	–	–	(4,590,345)	–	(4,590,345)
Share issue costs	–	(184,750)	–	–	–	(184,750)
Stock-based compensation	–	–	925,220	–	–	925,220

Balance, December 31, 2008	30,178,607	52,354,635	3,879,777	(54,233,795)	400,000	2,400,617

Year ended December 31, 2009:
Common shares issued	1,105,171	4,105,000	–	–	–	4,105,000
Net loss	–	–	–	(5,282,534)	–	(5,282,534)
Share issue costs	–	(205,250)	–	–	–	(205,250)
Stock-based compensation	–	–	1,085,164	–	–	1,085,164

Balance, December 31, 2009	31,283,778	56,254,385	4,964,941	(59,516,329)	400,000	2,102,997

Year ended December 31, 2010:
Common shares issued	1,290,078	4,900,000	–	–	–	4,900,000
Net loss	–	–	–	(7,190,670)	–	(7,190,670)
Share issue costs	–	(245,000)	–	–	–	(245,000)
Stock-based compensation	–	–	898,585	–	–	898,585

Balance, December 31, 2010	32,573,856	$60,909,385	$5,863,526	$(66,706,999)	$400,000	$465,912

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(ii)	Accounting for tax uncertainties:

For US GAAP purposes, the Corporation adopted Financial Accounting Standards Board Interpretation ("FIN") No. 48, Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109 ("FIN 48"), which was primarily codified in Topic 740, Income Taxes, in the ASC, on January 1, 2007. As of December 31, 2008, 2009 and 2010, the total amount of unrecognized tax benefits was nil.

The Corporation files income tax returns with the federal and provincial tax authorities within Canada. The Corporation's subsidiaries file income tax returns in the United States. In general, the Corporation is subject to examination by taxing authorities for years after 2001.

(iii)	Share issue costs:

For US GAAP purposes, the Corporation presents share issue costs as a reduction of common stock, but for Canadian GAAP purposes, these costs are presented as an increase to deficit.

(iv)	Subsequent events:

In May 2009, the FASB issued Topic 855, Subsequent Events, in the ASC, which establishes principles and requirements for subsequent events. Specifically, it sets forth guidance pertaining to the period after the balance sheet date during which management should consider events or transactions for potential recognition or disclosure, circumstances under which an event or transaction would be recognized after the balance sheet date and the required disclosures that should be made about events or transactions that occurred after the balance sheet date but before financial statements are issued or are available to be issued. This guidance was effective for interim or annual financial periods ending after June 15, 2009, and as such, became effective for the Corporation on June 30, 2009.

In February 2010, the FASB issued Accounting Standards Update ("ASU") 2010-09, Subsequent Events (Topic 855): Amendments to Certain Recognition and Disclosure Requirements, which amends Topic 855 to address certain implementation issued related to an entity’s requirement to perform and disclose subsequent event procedures. ASU 2010-09 requires entities to make filings with Securities Exchange Commission ("SEC") to evaluate subsequent events through the date the financial statements are issued. The new guidance became effective immediately for financial statements that are issued or available to be issued.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

15.	Canadian/US reporting differences (continued):

(b)	Additional US GAAP disclosures (continued):

(v)	Recently issued accounting pronouncements:

Fair value measurements and disclosures

In January 2010, the FASB issued ASU 2010-06, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements, which provides further disclosure requirements for recurring and non-recurring fair value measurements. These disclosure requirements include transfers in and out of Level 1 and 2 and additional information relating to activity in Level 3 fair value measurements. The ASU also provides clarification on the level of disaggregation for disclosure of fair value measurement. The new disclosures and clarifications are effective for interim and annual periods beginning after December 15, 2009, except for disclosures about activity in Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption of this guidance did not have a significant impact on the consolidated financial statements of the Corporation.

16.	Segment disclosures:

The Corporation operates in one reporting segment - the research and development of products for the aging population. Geographic segment information is as follows:

		United	Europe
	Canada	States	and other

Revenues:
2010	$17,091	$505,897	$169,653
2009	11,386	328,564	76,030
2008	9,637	347,764	71,008

Property and equipment:
2010	10,121	4,609	–
2009	7,470	8,682	–

Revenues are attributed to geographic locations based on location of customers.

NYMOX PHARMACEUTICAL CORPORATION
Notes to Consolidated Financial Statements, Continued

Years ended December 31, 2010, 2009 and 2008
(in US dollars)

16.	Segment disclosures (continued):

Major customers

Two customers accounted for more than 10% of revenues from sales, as follows:

	2010	2009	2008

Customer A	28%	32%	41%
Customer B	25%	9%	–

One customer accounted for 100% of licensing revenues in 2010 (2009 and 2008 - nil) (refer to note 6).